02 DEC 23 AM 9:50

10 December 2002

02060730

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

David Jones Limited announces appointment of new CEO

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

dw 1/2/03

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

MEDIA AND ASX RELEASE
FOR IMMEDIATE RELEASE
10 December 2002

DAVID JONES ANNOUNCES APPOINTMENT OF NEW CEO

- MARK McINNES TO ASSUME CEO ROLE 3RD FEBRUARY, 2003 -
- MARK McINNES AND CFO STEPHEN GODDARD TO JOIN THE BOARD

The Board of David Jones today announced the appointment of Mark McInnes to the role of Chief Executive Officer of David Jones Limited. Mr. McInnes will formally assume the CEO role when incumbent CEO Peter Wilkinson retires at the end of January 2003. Mr. McInnes will also join the Board of David Jones.

Mr. McInnes is currently Merchandise Director at David Jones. He joined the Company in July 1997, and has worked in the retail industry for 20 years. Mr. McInnes has an MBA from Melbourne University.

Chairman of David Jones, Mr. Dick Warburton said, "I am delighted we have been able to appoint an internal candidate to the most senior executive position in the Company. The Board benchmarked the best external candidates against a strong field of internal candidates. I can say categorically that our internal candidates more than measured up to the best in the retail industry."

"Mark has been instrumental in transforming the brand proposition, including turning around the crucial merchandising and marketing function at David Jones. Along with his fellow members of the Management Committee Mark has also played an important role in setting company strategy in a broader sense. A substantial point of difference has been created for us through the strategic work conducted by Mark and his merchandise team. Our inventory practices and ranging have been rebuilt to the point that today some 70 percent of the David Jones womenswear and menswear range are exclusive to us as a Department Store. Importantly our inventory levels are also extremely well controlled," Mr. Warburton said.

"Mark will take over as CEO of David Jones at a time when the business has real momentum. Our core department store business is performing strongly, and there is a clear and focused program in place to take the business forward. The focus now is absolutely on shareholder returns, and we are confident Mark is the right person to maximise opportunities in this regard moving forward," Mr. Warburton said.

Mr. McInnes said: "I am very much looking forward to the challenge of working with the management team and Board to deliver the very best service to our customers, and maximum returns to our shareholders".

The Board also announced that Mr. Stephen Goddard, the Chief Financial Officer of David Jones, would be appointed to a seat on the David Jones Board.

Mr. Warburton said: "Stephen has performed key operational roles within David Jones since joining us in 1997, more recently as Chief Financial Officer he has been instrumental in revamping this company's approach to capital management. He, along with Mark and the members of the Management Committee of David Jones, will continue to drive for improved shareholder returns."

Stephen Goddard said, "I am delighted to be joining the David Jones Board. I congratulate Mark on his appointment and look forward to continuing to work alongside him."

Peter Wilkinson CEO of David Jones said: "Mark is a talented leader and retail specialist who will bring a great deal of energy and strategic insight to the role of CEO. Stephen will make a valuable addition to the Board. These appointments are testament to the succession planning process we have in place at David Jones, of which I am particularly proud. I look forward to transitioning my role to Mark during the weeks ahead."

Mr. McInnes said: "The senior management team at David Jones is a talented, hard working, dedicated group. I look forward to continuing to work with Stephen and the other members of the Management Committee to grow the business moving forward."

ENDS

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
Phone: 02 9266 5960 / 0412 0047 448
Email: jillcampbell@davidjones.com.au

EDITORIAL INFORMATION

Mark McInnes background information

- Age 37
- Joined David Jones July 1997
- Marketing Director David Jones 1997-February 1998
- Merchandise Director (includes Marketing) David Jones February 1998-present. As Merchandise Director Mr. McInnes' responsibilities include brand management, supplier relationships, inventory control and management, including overall responsibility for all buying, gross profit management, marketing and publicity and David Jones Online.
- Mr. McInnes has worked in retail for 20 years, including 12 years with Coles Myer (1983–1989, and 1991-1997).
- At 17 Mr. McInnes joined Grace Bros as a part of their highly regarded cadet program. He worked his way from sales supervisor to the position of buyer. Following 3 years as a buyer he left Myer Grace Bros to spend 2 years in marketing and account management roles with Black and Decker culminating into the position of Australasian Marketing Manager.
- He rejoined Myer Grace Bros in 1991 subsequently undertaking senior marketing and merchandising roles.
- He was Merchandise General Manager Officeworks from 1994-1997
- MBA from Melbourne University 1997